SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Allakos Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01671P100
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	7,961,823 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	7,961,823 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,961,823 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (b)

14	TYPE OF REPORTING PERSON	PN

(a)	Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 7,961,823 shares of common stock, par value $0.001 per share (“Common Stock”), of Allakos Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners NextGen Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	3,557,377 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	3,557,377 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,557,377 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6% (b)

14	TYPE OF REPORTING PERSON	PN

(a)	Alta Partners NextGen Fund I, L.P. (“APNG I”) has sole voting and dispositive control over 3,557,377 shares of Common Stock, except that Alta Partners NextGen Fund I Management, LLC (“APNG I Management”), the general partner of APNG I, and Robert More (“More”), Peter Hudson (“Hudson”) and Janney, managing directors of APNG I Management, may be deemed to share dispositive and voting power over such stock.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	7,961,823 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	7,961,823 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,961,823 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (b)

14	TYPE OF REPORTING PERSON	OO

(a)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners NextGen Fund I Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	3,557,377 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	3,557,377 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,557,377 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6% (b)

14	TYPE OF REPORTING PERSON	OO

(a)	APNG I Management is the general partner of APNG I and shares voting and dispositive power over the shares of Common Stock held by APNG I.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON
Farah Champsi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	7,961,823 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	7,961,823 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,961,823 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (b)

14	TYPE OF REPORTING PERSON	IN

(a)	Champsi is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,089 (a)
8	SHARED VOTING POWER	11,519,200 (b)
9	SOLE DISPOSITIVE POWER	2,089 (a)
10	SHARED DISPOSITIVE POWER	11,519,200 (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,521,289 (a)(b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7% (c)

14	TYPE OF REPORTING PERSON	IN

(a)	Represents shares issuable within 60 days upon the exercise of a stock option held by Janney.
(b)	Janney is a managing director of APM VIII and APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII and APNG I Management. Janney serves as a director on the Issuer’s board of directors.

(c)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	7,961,823 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	7,961,823 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,961,823 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (b)

14	TYPE OF REPORTING PERSON	IN

(a)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSON
Robert More
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	3,557,377 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	3,557,377 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,557,377 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6% (b)

14	TYPE OF REPORTING PERSON	IN

(a)	More is a managing director of APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by APNG I.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSON
Peter Hudson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	3,557,377 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	3,557,377 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,557,377 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6% (b)

14	TYPE OF REPORTING PERSON	IN

(a)	Hudson is a managing director of APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by APNG I.

(b)	The percentage set forth in row (13) is based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

Item 1.	Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Allakos Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 75 Shoreway Road, Suite A, San Carlos, California 94070. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background.

(a) This Statement is being filed by (i) Alta Partners VIII, L.P., a Delaware limited partnership (“AP VIII”), (ii) Alta Partners Management VIII, LLC, a Delaware limited liability company (“APM VIII”), (iii) Farah Champsi, Daniel Janney, and Guy Nohra (collectively referred to as the “APM VIII Managing Directors”), the Managing Directors of APM VIII, (iv) Alta Partners NextGen Fund I, L.P., a Delaware limited partnership (“APNG I”), (v) Alta Partners NextGen Fund I Management, LLC, a Delaware limited liability company (“APNG I Management”) and (vi) Robert More, Peter Hudson and Daniel Janney (collectively referred to as the “APNG I Managing Directors”), the Managing Directors of APNG I Management. AP VIII, APM VIII, the APM VIII Managing Directors, APNG I, APNG I Management and the APNG I Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b) The principal executive offices of AP VIII, APM VIII, APNG I and APNG I Management, and the business address of each of the APM VIII Managing Directors and APNG I Managing Directors are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c) The principal business of AP VIII and APNG I is making venture capital investments. APM VIII’s and APNG I Management’s principal business is acting as general partner of AP VIII and APNG I, respectively. Each of the APM VIII Managing Directors’ and APNG I Managing Directors’ principal business is acting as a director of APM VIII and APNG I Management, respectively.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Each of the APM VIII Managing Directors and APNG I Managing Directors is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer effected a 1-for-1.25 reverse stock split of its issued and outstanding common and convertible preferred stock on July 6, 2018. Accordingly, unless otherwise noted herein, all share and per share amounts have been adjusted to reflect this reverse stock split.

From December 2012 to January 2016, AP VIII purchased from Issuer an aggregate of 7,088,475 shares of Series A convertible preferred stock for an aggregate purchase price of $15.9 million and in August 2017 APNG I purchased from another stockholder an aggregate of 2,941,718 shares of Series A convertible preferred stock for an aggregate purchase price of $9.1 million, which automatically converted into 7,088,475 shares and 2,941,718 shares, respectively, of the Issuer’s Common Stock (based on a one-for-one conversion ratio) upon the closing of the Issuer’s initial public offering (the “IPO”) on July 24, 2018.

In November 2017, AP VIII purchased from Issuer an aggregate of 734,460 shares of Series B convertible preferred stock for an aggregate purchase price of $7.3 million and APNG I purchased from Issuer an aggregate of 504,547 shares of Series B convertible preferred stock for an aggregate purchase price of $5.0 million, which automatically converted into 734,460 shares and 504,547 shares, respectively, of the Issuer’s Common Stock (based on a one-for-one conversion ratio) upon the closing of the IPO.

On July 24, 2018, AP VIII. and APNG I purchased 138,888 shares 111,112 shares, respectively, of the Issuer’s Common Stock (the “IPO Shares”) in the IPO. The purchase price per share of such stock was $18.00. The purchase price paid by AP VIII and APNG I for all of the shares described in this Item 3 came from the capital contributions of their general and limited partners.

Item 4.	Purpose of Transaction.

AP VIII and APNG I purchased the aforementioned preferred stock and IPO Shares for investment purposes with the aim of increasing the value of their investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, AP VIII directly holds 7,961,823 shares of Common Stock, representing 19.2% of the Issuer’s outstanding Common Stock and APNG I directly holds 3,557,377 shares of Common Stock, representing 8.6% of the Issuer’s outstanding Common Stock. As the general partner of AP VIII, APM VIII beneficially owns an aggregate of 7,961,823 shares of Common Stock, representing 19.2% of the Issuer’s Common Stock outstanding. Each of the APM VIII Managing Directors (other than Mr. Janney) beneficially owns 7,961,823 shares of Common Stock, representing 19.2% of the Issuer’s outstanding Common Stock. As the general partner of APNG I, APNG I Management beneficially owns an aggregate of 3,557,377 shares of Common Stock, representing 8.6% of the Issuer’s Common Stock outstanding. Each of the APNG I Managing Directors (other than Mr. Janney) beneficially owns 3,557,377 shares of Common Stock, representing 8.6% of the Issuer’s outstanding Common Stock. By virtue of his position as an APM VIII Managing Director and APNG I Managing Director, Mr. Janney beneficially owns the shares of Common Stock owned by AP VIII and APNG I, as well as 2.089 shares issuable within the next 60 days upon exercise of a stock option, representing aggregate beneficial ownership of 11,521,289 shares, or 27.7% of the Issuer’s outstanding Common Stock. The percentages set forth in this Item 5 are based on the 41,539,191 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the IPO on the Issuer's prospectus filed under Rule 424(b)(4), filed with the SEC on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

(b) AP VIII has sole voting and dispositive control over 7,961,823 shares of Common Stock and APNG I has sole voting and dispositive control over 3,557,377 shares of Common Stock, None of the other Reporting Persons owns any securities of the Issuer directly. APM VIII, as the general partner of AP VIII, shares the power to direct the voting and disposition of the 7,961,823 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares beneficially owned by AP VIII. By virtue of their positions as managing directors of APM VIII, each APM VIII Managing Director may be deemed to share the power to direct the disposition and vote of the 7,961,823 shares beneficially owned by AP VIII and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities. APNG I Management, as the general partner of APNG I, shares the power to direct the voting and disposition of the 3,557,377 shares beneficially owned by APNG I and may be deemed to beneficially own the shares beneficially owned by APNG I. By virtue of their positions as managing directors of APNG I Management, each APNG I Managing Director may be deemed to share the power to direct the disposition and vote of the 3,557,377 shares beneficially owned by APNG I and may be deemed to beneficially own the shares of Common Stock beneficially owned by such entities. Mr. Janney has sole voting and dispositive power of the 2.089 shares issuable within the next 60 days upon exercise of a stock option held by him.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The Issuer, AP VIII, APNG I and certain other investors are party to an amended and restated investor rights agreement, as amended (the “Investor Rights Agreement”), dated November 30, 2017, giving such parties the right to demand that the Issuer file a registration statement or request that the investors’ shares of Common Stock be covered by a registration statement that the Issuer otherwise files. The registration rights terminate upon the earliest of (i) the date that is three years after the closing of the IPO and (ii) as to a given holder of registration rights, the date after the closing of the IPO when such holder of registration rights can sell all of such holder’s registrable securities during any ninety day period pursuant to Rule 144 of the Securities Act of 1933, as amended.

This foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as exhibit B hereto and is incorporated herein by reference.

Lock-up Agreement

The Issuer, along with its directors, including Mr. Janney, executive officers and substantially all of its other stockholders, including AP VIII and APNG I, have agreed with the underwriters for the IPO that, for a period of 180 days following July 18, 2018, they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Common Stock (including any shares issued in the IPO), or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or later acquired, owned directly or with respect to which they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The representatives of the underwriters, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The foregoing description of the lockup agreements is qualified in its entirety by reference to the Form of Lock-up Agreement, which is filed as exhibit C hereto and is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.
Exhibit B:	Amended and Restated Investor Rights Agreement, as amended (incorporated by reference to exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-225836), filed with the SEC on June 22, 2018).
Exhibit C:	Form of Lock-up Agreement (incorporated by reference to Annex III of exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-225836), filed with the SEC on July 9, 2018.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 2, 2018

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

ALTA PARTNERS NEXTGEN FUND I, L.P.		ALTA PARTNERS NEXTGEN FUND I MANAGEMENT, LLC
By:	Alta Partners NextGen Fund I Management, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

/s/ Robert More
Robert More

/s/ Peter Hudson
Peter Hudson

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	August 2, 2018

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

ALTA PARTNERS NEXTGEN FUND I, L.P.		ALTA PARTNERS NEXTGEN FUND I MANAGEMENT, LLC
By:	Alta Partners NextGen Fund I Management, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

/s/ Robert More
Robert More

/s/ Peter Hudson
Peter Hudson